March 31, 2015

VIA EDGAR AND OVERNIGHT

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549
Attn:       Sonia Gupta Barros, Assistant Director
Erin E. Martin, Senior Counsel

Re:	Aina Le’a, Inc.
Registration Statement on Form S-1
CIK No. 0001554923

Dear Ms. Barros:

Aina Le’a, Inc., a Delaware corporation (the “Company”), is publicly filing today via EDGAR the initial filing (the “Initial Filing”) of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”), including the exhibits indicated therein.  We are providing to the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission six copies of the Initial Filing and the exhibits filed therewith, five copies of which have been marked to show the changes from Amendment No. 3 to the draft Registration Statement confidentially submitted to the Staff via EDGAR on March 6, 2015.

On behalf of the Company, this letter responds to the comments of the Staff concerning the Registration Statement, as set forth in the letter dated March 19, 2015 (the “Comment Letter”) addressed to Mr. Robert J. Wessels of the Company.  For your convenience, we have repeated your comments and provided the response of the Company in bold.  Please note that references to page numbers refer to the pages in the marked version of the Initial Filing.

General

1.
Please note that confidential submissions for an emerging growth company that does not conduct a traditional road show and that does not engage in activities that would come within the definition of road show should be filed publicly on EDGAR no later than 21 days before the anticipated date of effectiveness of the registration statement.  You have not yet filed your confidential submissions.  Refer to JOBS Act FAQs on our website for further guidance.

The Company has recently filed the confidential submissions.

2.
We note your response to comment 1 and comment 2.  Please include similar disclosure regarding the purpose of Land Trust No. 2 and the obligations and timing requirements of investors to transfer their Warranty Deeds in your prospectus.

The Company has revised the disclosure language regarding Land Trust No. 2 (page 2) to provide additional detail.

U.S. Securities and Exchange Commission
March 31, 2015

Prospectus Summary, page 1

3.
We note your disclosure that your current Trustee has indicated its intent to resign.  Please update your disclosure to discuss the timing of the Trustee’s resignation and the status of negotiations to appoint the Central Pacific Bank as the new trustee.

The Company has revised its disclosure to address the timing of the Trustee’s resignation and status of negotiations with Central Pacific Bank as the successor trustee (page 2).

Use of Proceeds, page 29

4.
Please clarify in more detail the outstanding company “obligations” that you intend to use the proceeds of this offering to pay.  Please refer to Instruction 4 of Item 504 of Regulation S-K for guidance.

The Company has revised its disclosure to provide more detail with respect to outstanding company obligations we intend to pay with proceeds from this offering (page 29).

Dilution, page 30

5.	Please tell us how you determined that the $16 million sale of shares will result in further dilution to investors. Please revise or advise.

The Company has revised its disclosure to remove the language suggesting that investors will be diluted by the $16 million sale of shares (page 29).

Certain Relationships and Related Party Transactions, page 59

6.
We note your disclosure regarding unpaid compensation.  Please tell us whether you currently have any unpaid compensation.  In addition, we note your disclosure on page 61 that unpaid compensation accrues interest at 10% per annum.  This does not appear consistent with disclosure on page F-11, which indicates that unpaid compensation accrues interest at 12% per annum.  Please revise for consistency.

The Company currently has unpaid compensation in the amount of $122,531.  We have revised our disclosure (page 61) to be consistent with our financial statements.

Principal Stockholders, page 62

7.
We note your response to comment 7.  Your disclosure throughout the prospectus states that you issued 5.5 million shares to DW as part of your reorganization and that Robert Wessels controls DW.  Your disclosure also states that Mr. Wessels owns Relco and Relco manages DW and that the RJW/LLW Irrevocable Family Trust is the company’s controlling shareholder.  Please revise your disclosure or advise us as to why these persons and entities are not beneficial owners of the 5.5 million shares.

The Company has revised its disclosure (page 62) to reflect Robet Wessel's beneficial ownership of the remaining shares held by DW Aina Le’a Development, LLC ("DW").  The balance of the 5.5 million shares was given to various entities and individuals (the “Creditors”) by DW in exchange for relief of debt in the amount of $24,606,822 owed to the Creditors in connection with formation capital provided to the Company in 2010.  No Creditor holds 5% or more of the outstanding shares.

U.S. Securities and Exchange Commission
March 31, 2015

Part II – Information Not Required in Prospectus, page II-1

Item 15.  Recent Sales of Unregistered Securities, page II-2

8.	Your financial statements indicate that you issued 180,000 shares of common stock for services. Please disclose information required by Item 701 of Regulation S-K with respect to this issuance.

The Company has revised its disclosure to provide the information requested by Item 701 (page II-2).

We thank the Staff for its courtesies.  If the Staff needs any additional information or has any questions regarding the foregoing responses, please do not hesitate to contact the undersigned at (949) 732-6510.

Sincerely,

/s/ Raymond A. Lee

Raymond A. Lee

cc:	Robert J. Wessels, Aina Le’a, Inc.
Mark Jackson, Aina Le’a, Inc.